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                                    AMENDMENT

                                       TO

                          MUTUAL FUND CUSTODY AGREEMENT

          This Amendment, dated as of September 7, 2000, is entered into between The Chase Manhattan Bank (successor to The Chase Manhattan Bank, N.A.) (the "Bank") and Galaxy Fund II (the "Customer").

          WHEREAS, the Bank and the Customer entered into a Mutual Fund Custody Agreement dated as of June 30, 1994 (the "Agreement"); and

          WHEREAS, the Customer, The Galaxy Fund ("Galaxy"), The Galaxy VIP Fund ("Galaxy VIP"), Fleet Investment Advisors Inc. ("Fleet") and Columbia Management Co. ("Columbia") have received an exemptive order (the "Order") from the Securities and Exchange Commission permitting each existing and future portfolio of the Customer, Galaxy and Galaxy VIP for which Fleet and/or Columbia acts as adviser or sub-adviser to deposit uninvested cash balances that remain at the end of each trading day into one or more joint accounts established with the Custodian and to invest the daily cash balances of the joint accounts in certain short-term liquid assets; and

          WHEREAS, the Bank and the Customer wish to amend the Agreement in order to provide for the transactions permitted by the Order;

          NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

          1. Except as modified hereby, the Agreement is confirmed in all respects. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Agreement.

          2. In addition to the accounts which the Custodian has agreed to establish and maintain pursuant to Sections 5 and 6 of the Agreement, the Custodian also agrees to establish and maintain one or more joint accounts (the "Joint Accounts"). The Joint Accounts are intended to be used to hold (i) uninvested cash balances that remain at the end of a trading day as may be received from accounts ("Deposit Accounts") of the Customer's portfolios and/or the portfolios of Galaxy and Galaxy II, and (ii) any short-term liquid assets ("Short-Term Investments") that may be purchased with the daily cash balances in the Joint Accounts. Each Joint Account so established shall be titled "Fleet Joint Trading Account" with an appropriate number designation.

          3. (a) The Bank will transfer cash from the Deposit Account of a portfolio of the Customer to one or more Joint Accounts upon receipt of Instructions from the Customer or its designee, which Instructions shall include all information required by the Bank.

               (b) The Bank will make payments from a Joint Account which holds any cash balances of a portfolio of the Customer upon receipt of Instructions from the Customer

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or its designee, which Instructions shall include all information required by the Bank for the allocation of any Short-Term Investments purchased with such cash balances among the participating portfolios of the Customer, Galaxy and/or Galaxy VIP.

               (c) In the event that any payment to be made under paragraph (b) of this Section 3 exceeds the funds available in the Joint Account, the Bank, in its discretion, may advance the participating portfolios of the Customer, Galaxy and/or Galaxy VIP such excess amount which shall be deemed a loan payable on demand, bearing interest at the rate customarily charged by the Bank on similar loans.

               (d) Short-Term Investments in a Joint Account will be transferred, exchanged or delivered by the Bank upon receipt by the Bank of Instructions, which Instructions shall include all information required by the Bank. Settlement and payment for Short-Term Investments received for, and delivery of Short-Term Investments out of, a Joint Account may be made in accordance with the customary or established securities trading or securities processing practices and procedures in the jurisdiction or market in which the transaction occurs, including, without limitation, delivery of Short-Term Investments to a purchaser, dealer or their agents against a receipt with the expectation of receiving later payment and free delivery. Delivery of Short-Term Investments out of a Joint Account may also be made in any manner specifically required by Instructions acceptable to the Bank.

               (e) The Bank, in its discretion, may credit or debit a Joint Account on a contractual settlement date with cash or Short-Term Investments with respect to any sale, exchange or purchase of Short-Term Investments. Otherwise, such transactions will be credited or debited to the Joint Account on the date cash or Short-Term Investments are actually received by the Bank and reconciled to the Joint Account.

                    (i) The Bank may reverse credits or debits made to a Joint Account in its discretion if the related transaction fails to settle within a reasonable period, determined by the Bank in its discretion, after the contractual settlement date for the related transaction.

                    (ii) If any Short-Term Investments delivered pursuant to
                         this Section 3 are returned by the recipient thereof, the Bank may reverse the credits and debits of the particular transaction at anytime.

               (f) If the Bank credits a Joint Account on a payable date, or at any time prior to the actual collection and reconciliation to the Joint Account, with interest, dividends, redemptions or any other amount due, the participating portfolios of the Customer will promptly return their share of any such amount upon oral or written notification: (i) that such amount has not been received in the ordinary course of business or (ii) that such amount was incorrectly credited. If the participating portfolios of the Customer do not promptly return their share of any amount upon such notification, the Bank shall be entitled, upon oral or written notification to the Customer, to reverse such credit by debiting the Joint Account for the amount previously credited. The Bank shall have no duty or obligation to institute legal proceedings, file


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a claim or a proof of claim in any insolvency proceeding or take any other action with respect to the collection of such amount, but may act for the Customer upon Instructions after consultation with the Customer.

          4. The Bank shall maintain records, based upon the Instructions it receives from the Customer, documenting for any given day the aggregate investment in a Joint Account by each of the Customer's participating portfolios and each participating portfolio's pro rata share of each Short-Term Investment made through such Joint Agreement. The Bank shall maintain such records for at least six (6) years.

          5. The Bank shall have no obligation or duty to monitor or determine whether a Joint Account is being operated in compliance with the Order.

          IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.

                                             THE CHASE MANHATTAN BANK



                                             By: /s/ [Signature Illegible]
                                                 ------------------------------
                                             Name:   [Name Illegible]
                                             Title:  Vice President



                                             GALAXY FUND II



                                             By: /s/ William Greilich
                                                 ------------------------------
                                             Name:   William Greilich
                                             Title:  Vice President


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